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                           February 14, 2024

       Ken Song, M.D.
       President and Chief Executive Officer
       RayzeBio, Inc.
       5505 Morehouse Drive, Suite 300
       San Diego, CA 92121

                                                        Re: RayzeBio, Inc.
                                                            Schedule 14D-9
filed January 25, 2024
                                                            File No. 005-94159

       Dear Ken Song, M.D.:

                                                        We have reviewed your
filing and have the following comment.

              Please respond by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response, we may have additional comments.

       Schedule 14D-9 filed January 25, 2024

       Additional Information, page 30

   1.                                                   Refer to Item 8 of
Schedule 14D-9. Please provide the information required
                                                        under Item 1011(b) of
Regulation M-A, or advise.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at
       2020-551-3263.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Mergers & Acquisitions